May 11, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:
 MabVax Therapeutics Holdings, Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed May 11, 2017
    File No. 333-216016

Dear Ms. Hayes:

Please find below the response to a question raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") telephonically on May 11, 2017 with respect to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) filed by MabVax Therapeutics Holdings, Inc. (the “Company”) and the Company’s recent securities exchange.

As previously disclosed on a Current Report on Form 8-K, filed with the Commission on May 10, 2017, the Company entered into an exchange agreement with certain security holders of the Company (the “Holders”), whereby the Holders agreed to exchange their previously purchased shares of the Company’s Series H Convertible Preferred Stock for shares of the Company’s to be designated Series G Convertible Preferred Stock, pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Act”) and contingent upon the successful completion of the Company’s public offering (the “Offering”) to which the Registration Statement relates.

Section 3(a)(9) of the Act applies to any securities exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The four main requirements of Section 3(a)(9) are: (i) same issuer; (ii) no additional consideration from the security holder; (iii) offer must be made exclusively with existing security holders; and (iv) no commission or compensation may be paid for soliciting the exchange.

With respect to requirements (i) through (iii), the Company has been the issuer throughout, the Holders have not paid any further consideration and the Holders are two existing, long-time investors of the Company.

With respect to requirement (iv), no commission or other remuneration is being paid. The underwriter of the Company’s Offering had been scheduled to receive a flat fee of $100,000 in lieu of any underwriting discount for sales made to such existing investors. That fee was included in prior versions of the Registration Statement as it had been in place prior to the exchange and that fee was not affected or altered by the inclusion of the exchanged securities in the Registration Statement. The undersigned hereby affirms that no commission will be paid to or received by the underwriter due to the exchange.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel Harvey J. Kesner, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

MabVax Therapeutics Holdings, Inc.
By: /s/ J. David Hansen
J. David Hansen
Chief Executive Officer